SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 5)

PC CONNECTION, INC.

(Name of Issuer)

Common Stock par value $.01 per share

(Title of Class of Securities)

69318J100

(CUSIP Number)

Patricia Gallup

The Estate of David McLellan Hall

PC Connection, Inc.

Rt. 101A, 730 Milford Road

Merrimack, New Hampshire 03054

(603) 683-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2021

(Date of Event, Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons Patricia Gallup I.R.S. Identification for Nos. of Above Persons
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7)	Sole voting power 7,233,792
	8)	Shared voting power 7,435,095
	9)	Sole dispositive power 7,233,792
	10)	Shared dispositive power 7,435,095
11	Aggregate amount beneficially owned by each reporting person 14,668,887
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 55.9%(1)
14	Type of reporting person IN

(1)

Based upon 26,209,380 shares of PC Connection, Inc. (the “Issuer”) common stock, par value $.01 per share (“Common Stock”) outstanding on October 29, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021.

1	Names of reporting persons The Estate of David McLellan Hall (as successor in interest to David Hall) I.R.S. Identification for Nos. of Above Persons
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO(1)
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7)	Sole voting power 0
	8)	Shared voting power 7,144,962
	9)	Sole dispositive power 0
	10)	Shared dispositive power 7,144,962
11	Aggregate amount beneficially owned by each reporting person 7,144,962
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 27.3%(2)
14	Type of reporting person OO(1)

(1)

David Hall passed away on November 14, 2020. Upon Mr. Hall’s passing, all of his assets were transferred to an estate being administered by the State of New Hampshire. Patricia Gallup is the executor of the Estate of David McLellan Hall.

(2)	Based upon 26,209,380 shares the Issuer’s common stock outstanding on October 29, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021.

This Amendment No. 5 (“Amendment No. 5”) amends the statement on Schedule 13D initially filed by the 1998 PC Connection Voting Trust (the “Voting Trust”), David Hall and Patricia Gallup on April 23, 2004 (the “Original Schedule 13D”), as amended and supplemented by Amendment No. 1 to the Original Schedule 13D, filed on February 12, 2013, as amended and supplemented by Amendment No. 2 to the Original Schedule 13D, filed on January 31, 2014, as amended and supplemented by Amendment No. 3 to the Original Schedule 13D, filed on May 27, 2014, as amended and supplemented by Amendment No. 4 to the Original Schedule 13D, filed on September 27, 2021 (as amended and supplemented, the “Schedule 13D”) relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of PC Connection, Inc., a Delaware corporation (the “Issuer”). Except as otherwise set forth herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D.

Item 2. Identity and Background.

Item 2 is amended and restated in its entirety as follows:

This Schedule 13D is filed on behalf of

i.	Patricia Gallup, a United States citizen, the executor of the Estate (as defined below) and Chair of the board of directors and Chief Administrative Officer of the Issuer, with respect to the Common Stock directly and beneficially owned by her; and

ii.	The Estate of David McLellan Hall (the “Estate”) as successor in interest to David Hall, an estate being administered by the State of New Hampshire, with respect to the Common Stock directly owned by it.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons files this Schedule 13D jointly. The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act.

A.	The address of the principal office of Patricia Gallup is 730 Milford Road, Merrimack, New Hampshire 03054.

B.	The address of the principal office of the Estate is P.O. Box 256, Keene, New Hampshire 03431.

C.	The principal occupation of Patricia Gallup is serving as the Chair of the board of directors and the Chief Administrative Officer of the Issuer.

D.	The principal business of the Estate is the administration and liquidation of the affairs of David Hall as decedent.

E.	During the past five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

The aggregate percentage of Common Stock reported owned by each person named herein is based on 26,209,380 shares of Common Stock outstanding on October 29, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021.

A.	Patricia Gallup

i.

As of close of business on December 21, 2021, Patricia Gallup, as the sole executor of the Estate and by virtue of her spouse’s holdings, may be deemed to beneficially own (i) 7,144,962 shares of Common Stock owned directly by the Estate, (ii) 290,133 shares of Common Stock owned directly by her spouse, as to which Ms. Gallup disclaims beneficial ownership, and (iii) 7,233,792 shares of Common Stock owned directly by Ms. Gallup.

Percentage: 55.9%
	ii.	Powers
		i.	Sole power to vote or direct vote: 7,233,792
		ii.	Shared power to vote or direct vote: 7,435,095
		iii.	Sole power to dispose or direct the disposition: 7,233,792
		iv.	Shared power to dispose or direct the disposition: 7,435,095
iii

Appended to this Schedule 13D is an itemization of transactions in the Common Stock of the Issuer by Ms. Gallup during the past sixty days. The Estate has not entered into any transactions in the Common Stock of the Issuer during the past sixty days.

B.	The Estate
	i.	As of close of business on December 21, 2021, the Estate beneficially owns 7,144,962 shares of Common Stock owned directly by the Estate.
Percentage: 27.3%
	ii.	Powers
		i.	Sole power to vote or direct vote: 0
		ii.	Shared power to vote or direct vote: 7,144,962
		iii.	Sole power to dispose or direct the disposition: 0
		iv.	Shared power to dispose or direct the disposition: 7,144,962
	iii.	The Estate has not entered into any transactions in the Common Stock of the Issuer during the past sixty days.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

Item 7. Material to be Filed as Exhibits.

Item 7 is amended and restated as follows:

ep
Exhibit 1.	Joint Filing Agreement, dated as of December 22, 2021, by and among the Reporting Persons.**

**Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2021	By:	/s/ Patricia Gallup
Patricia Gallup

The Estate of David McLellan Hall

Date: December 22, 2021	By:	/s/ Patricia Gallup
Patricia Gallup, as Executor

Transactions in the Common Stock During the Past Sixty Days

Name	Date	No. of Shares	Transaction	Price	Method
Patricia Gallup	12/21/2021	2,000	Sale(1)	$43.27(2)	Open Market
Patricia Gallup	12/20/2021	4,069	Sale(1)	$42.54(3)	Open Market
Patricia Gallup	12/20/2021	330	Sale(1)	$43.14(4)	Open Market
Patricia Gallup	12/17/2021	275,000	Gift(5)	$0.00	Private Transaction
Patricia Gallup	12/17/2021	25,000	Gift(6)	$0.00	Private Transaction
Patricia Gallup	12/15/2021	1,916	Sale(1)	$43.90(7)	Open Market
Patricia Gallup	12/15/2021	1,367	Sale(1)	$44.75(8)	Open Market
Patricia Gallup	12/14/2021	1,700	Sale(1)	$44.11(9)	Open Market
Patricia Gallup	12/09/2021	1,300	Sale(1)	$44.72(10)	Open Market
Patricia Gallup	12/08/2021	1,842	Sale(1)	$45.47(11)	Open Market
Patricia Gallup	11/30/2021	3,800	Sale(1)	$43.84(12)	Open Market
Patricia Gallup	11/29/2021	3,000	Sale(1)	$44.93(13)	Open Market
Patricia Gallup	11/23/2021	2,917	Sale(1)	$47.53(14)	Open Market
Patricia Gallup	11/22/2021	577	Sale(1)	$48.25(15)	Open Market
Patricia Gallup	11/22/2021	2,368	Sale(1)	$47.91(16)	Open Market
Patricia Gallup	11/17/2021	900	Sale(1)	$47.61(17)	Open Market
Patricia Gallup	11/17/2021	2,740	Sale(1)	$46.54(18)	Open Market
Patricia Gallup	11/16/2021	760	Sale(1)	$49.73(19)	Open Market
Patricia Gallup	11/16/2021	2,175	Sale(1)	$49.43(20)	Open Market
Patricia Gallup	11/09/2021	3,247	Sale(1)	$47.64(21)	Open Market
Patricia Gallup	11/08/2021	2,625	Sale(1)	$48.45(22)	Open Market
Patricia Gallup	11/08/2021	1,037	Sale(1)	$49.02(23)	Open Market

(1)	The sales reported in this appendix were effected pursuant to a Rule 10b5-1 trading plan adopted by the reporting person on September 16, 2021.
(2)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $42.65 to $43.63 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(3)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $42.08 to $42.96 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(4)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $43.05 to $43.31 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(5)	On December 17, 2021, Patricia Gallup gifted 275,000 shares of the Issuer’s Common Stock in a private transaction to her spouse.
(6)	On December 17, 2021, Patricia Gallup gifted 25,000 shares of the Issuer’s Common Stock in a private transaction to a charity.
(7)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $43.52 to $44.50 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(8)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $44.52 to $44.96 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(9)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $43.77 to $44.55 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(10)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $44.52 to $44.90 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(11)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $45.23 to $45.80 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(12)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $43.43 to $44.38 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(13)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $44.55 to $45.45 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(14)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $47.23 to $48.00 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(15)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $48.24 to $48.27 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(16)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $47.24 to $48.19 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(17)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $47.38 to $47.97 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(18)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $46.22 to $47.18 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(19)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $49.67 to $49.84 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(20)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $48.67 to $49.66 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(21)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $47.89 to $47.03 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(22)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $48.85 to $48.82 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

(23)

The reported price is a weighted average price. These shares were sold in multiple transactions at prices ranging from $49.87 to $48.88 per share, inclusive. The reporting person undertakes to provide PC Connection, Inc., any security holder of PC Connection, Inc., or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each price within the range set forth in this footnote.

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, each party agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Exchange Act of any rule or regulation thereunder (including any amendment, restatement, supplement and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing and/or incorporation by reference of this agreement as an exhibit thereto. The agreement shall remain in full force and effect until revoked by either party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of the date written below.

Dated: December 22, 2021

Patricia Gallup

By:	/s/ Patricia Gallup

The Estate of David McLellan Hall

By:	/s/ Patricia Gallup
Patricia Gallup, as Executor